     Filed pursuant to Rule 433
Registration Statement No. 333-129243
January 24, 2006
Relating to Preliminary Pricing Supplement No. 27
dated December 27, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – January 24, 2006

PLUS due February 20, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the Nasdaq-100® Index
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

Offering Price	:	$10 per PLUS

Leverage Factor	:	200%

Maximum Payment	:	$11.30 per PLUS

Aggregate Principal Amount	:	$15,000,000

Initial Value	:	1686.22

Trade Date	:	January 24, 2006

Settlement Date	:	January 31, 2006

Listing	:	Nasdaq

Ticker Symbol:	:	NXPL

CUSIP	:	61747W505

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.125 per PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-800-584-6837.

The “Nasdaq®”,“Nasdaq-100®” and “Nasdaq-100® Index” are trade or service marks of The Nasdaq Stock Market, Inc., which we refer to as Nasdaq, and have been licensed for use for certain purposes by Morgan Stanley. The PLUS based on the Nasdaq-100® Index are not sponsored, endorsed, sold or promoted by Nasdaq and Nasdaq makes no representation regarding the advisability of investing in the PLUS.